May 13, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, DC 20549

Attn:       Mr. Rufus Decker
Accounting Branch Chief

RE:	The Monarch Cement Company
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
filed March 16, 2010
SEC File No. 0-2757

Dear Mr. Decker:

We are writing in response to your letter dated April 20, 2010 in which you provide comments with respect to the above-referenced filings of The Monarch Cement Company ("Monarch" or the "Company").  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments and Our Responses

Form 10-K for the Year Ended December 31, 2009

General

Comment 1	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

In our responses provided in this letter, we will provide the additional disclosures or other revisions that we propose to make in future filings where your comments request such.  In future filings, as appropriate, we will include such disclosures or other revisions.

Risk Factors, page 3

Comment 2
We note the statement "The risk factors highlighted are not the only ones that the Company faces."  Since The Monarch Cement Company must disclose all risks that it believes are material at this time, please delete this statement in future fillings and ensure that you discuss all known material risks.

The statement to which your comment refers was not intended to suggest that material risks were omitted from those identified by the Company under Item 1A. "Risk Factors" of its Annual Report on Form 10-K.  Rather, the statement is an acknowledgment that there are risks in addition to those identified (albeit risks that the Company does not regard to be material at the time of filing).  It would seem that the statement may state the obvious and may not be needed.

In future filings, as appropriate, we will delete the statement to which your comment refers and will ensure that we discuss all material risks that are known to the Company at the time.

Signatures, page 15

Comment 3
The Monarch Cement Company's principal accounting officer or controller also must sign the Form 10-K.  Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each position in which he signs the report.  See paragraphs (a) and (b) General Instruction D of Form 10-K, and revise in future filings.

The Company's principal financial officer, Debra P. Roe, signed the Company's Annual Report on Form 10-K as chief financial officer.  Ms. Roe also is the Company's principal accounting officer.

In future filings, as appropriate, for any person who occupies more than one of the positions specified in paragraph 2(a) of General Instruction D to Form 10-K the Company will specify each position in which he or she signs the report.  For example, the Company's chief financial officer will be identified as "principal financial officer and principal accounting officer" when signing the report.

Exhibits 10.1, 10.1(a), 10.1(b), 10.1(c), 10.1(d), 10.1(e), and 10.1(g)

Comment 4	It appears that The Monarch Cement Company has not filed these exhibits:

•	Exhibits A and B to Exhibits 10.1, 10.1(a), and 10.1(c).

•	Exhibit A to Exhibits 10.1(b) and 10.1(g).

•	Exhibit B to Exhibits 10.1(d) and 10.1(e).

Please file the complete exhibits, including all of their schedules and exhibits, with the next periodic report or, if you wish, a current report on Form 8-K.

The previously unfiled exhibits to which your comment refers are Promissory Notes. The Company did not file these Promissory Notes with the Commission because the documents actually filed with the Commission are the controlling documents  and contain the material terms of the agreements. The Company will file the complete exhibits referred to in your comment, including all of their schedules and exhibits, under cover of a current report on Form 8-K which we estimate will occur by the end of the first week of June (by which time we expect to obtain electronic copies of the applicable documents).

In future filings, the Company will endeavor to more fully comply with the obligations under Item 601 of Regulation S-K to include all schedules, attachments and exhibits to any document required to be filed with the Commission as an exhibit.

Exhibit 13 – 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

2009 Compared to 2008, page 4

2008 Compared to 2007, page 5

Comment 5	Please show us how you will expand/revise the discussion of your results of operations in future filings to address the following:

•
Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses.  For example, you indicate that the increase in selling, general and administrative expenses is due partially to the increase $0.1 million increase in bad debt expense and additional sales staff and the costs related to their activities.  However, it is unclear if the $0.1 million increase relates only to higher bad debt expense or if it also includes the impact of the costs related to the additional sales staff and their activities;

•	Please revise your discussion under results of operations for all periods to discuss the reasons for the fluctuations for each significant item within your other income (expense) category; and

•
Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable.  You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

The actual disclosure related to the example you provide in the first bullet point of your comment states:

"This increase is partially due to a $0.1 million increase in bad debt expenses related to the current economic conditions. Additional sales staff in our Ready-Mixed Concrete Business and the costs related to their activities also contributed to the increase in selling expenses while favorably impacting sales volumes."

In future filings we will endeavor to be more clear in our disclosure so that the investor, as in this example, would understand that the addition of sales staff also increased selling expenses but that such increase is not part of the $0.1 million increase in bad debt expenses. By way of illustration, the second sentence of the above disclosure would be revised to read as follows:

"In addition to this $0.1 million increase, additional sales staff in our Ready-Mixed Concrete Business and the costs related to their activities also contributed to the increase in selling expenses while favorably impacting sales volumes."

We have been disclosing the significant items in Other, net for all periods in Note 1 – Other, net of our Notes to Consolidated Financial Statements. In future filings, we will provide the disclosures in the results of operations and discuss comparable to the following example:

2009 Compared to 2008 - -

"Other, net contains miscellaneous nonoperating income (expense) items other than interest income, interest expense, gains (losses) on equity investments and dividend income. Significant items in other, net include income from oil properties of $179,766 and $465,920 for 2009 and 2008, respectively.  Significant items in other, net for 2009 also include proceeds from an insurance policy of approximately $429,000 and proceeds related to the settlement of a lawsuit of approximately $424,000."

2008 Compared to 2007- -

"Other, net contains miscellaneous nonoperating income (expense) items other than interest income, interest expense, gains (losses) on equity investments and dividend income. Significant items in other, net include income from oil properties of $465,920 and $502,762 for 2008 and 2007, respectively."

In future filings we will ensure we quantify the impact of each factor we identify when multiple factors contribute to fluctuations, as applicable. We will also ensure that we are explaining the majority of increases or decreases in each line item.

Liquidity, page 5

Comment 6	Please revise your contractual obligations table on page 7 to include a line item totaling the amounts presented in each column of the table. See the illustration in Item 303(a)(5) of Regulation S-K.

The contractual obligations table on page 7 in the Liquidity section of our 2009 Annual Report would appear as follows, after including a line item totaling the amounts presented in each column of the table:

	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$2,732,490	$2,945,138	$3,017,599	$3,015,188	$3,108,059	$10,851
Interest payments	472,029	367,865	265,243	164,517	63,928	-
Pension	2,335,000	-	-	-	-	-
Postretirement
benefit obligations	1,746,846	1,889,022	1,997,872	2,089,862	2,162,941	11,903,743
Open purchase orders	4,623,930	3,521,757	2,596,378	-	-	-
Total	$11,910,295	$8,723,782	$7,877,092	$5,269,567	$5,334,928	$11,914,594

In future filings, we will include a line item totaling the amounts presented in each column of the contractual obligations table.

Comment 7
We note your disclosure on page 8 indicates that under the terms of your loan agreement, you are required to maintain a tangible net worth of $90 million and an adjusted tangible net worth of $95 million.  In future fillings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.  Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.  It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

The Company was in compliance with the financial covenants related to net worth for the year ended December 31, 2009 and for the quarter ended March 31, 2010. In addition, it is not reasonably likely that the Company will be out of compliance with any material covenant in the loan agreement in the near term.

We understand in future fillings, if it becomes reasonably likely that we may not comply with any material covenant, we need to present, for our most significant and restrictive covenants, actual amounts versus minimum amounts required as of each reporting date.

Please be advised that our loan agreement only contains negative covenants customarily found in such agreements which, if violated, would permit the lenders to accelerate the debt if not cured within applicable grace periods. The negative covenants do contain a cross default provision that states "Any payment required under any Note or obligation of Borrower to Lender is not made within ten days of the due date" is a default. However, the only Notes or obligations we have with our lender are inclusive to this agreement. As such, we do not believe that disclosure of the cross default provision or these customary negative covenants is warranted.

Capital Resources

Accounting Policies, page 9

Comment 8
Property, plant and equipment, net, comprised approximately 51% of your total assets as of December 31, 2009.  Please tell us what consideration you gave to including your accounting for the impairment of long-lived assets, such property, plant and equipment, as a critical accounting policy.  In the interest of providing readers with better insight into management's judgments in accounting for these assets, please consider disclosing the following in MD&A and providing us with an example of how your revised disclosures will look in future filings:

•	Explain how you group property and equipment when testing for recoverability;

•	Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

When the Company tests for recoverability, it groups property, plant and equipment by business segment and the categories listed in Note 3-Property, Plant and Equipment in our Notes to Consolidated Financial Statements. In testing for recoverability, the Company considers factors such as where the asset is located, its transferability to other locations, changes in the expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. The Company has not changed its assumptions and methodologies in the current year from the prior year.

The Company notes your request for providing investors with additional insight into management's judgments in accounting for long-lived assets. In future filings, as appropriate, the Company will expand its disclosures to discuss the triggers or factors the Company considers to determine if an impairment test is necessary, the frequency of such testing, how the assets are grouped when testing for recoverability, whether or not a triggering event is present,  and if a formal impairment analysis was performed as a result.

The following is an example of the type of discussion we would include in Accounting Policies of Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings:

"The Company continually evaluates whether events or changes in circumstances have occurred that would indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Examples of events or circumstances that could trigger a review could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, technological advances in equipment, accumulated costs related to the construction of production equipment or facilities that are significantly higher than originally expected and a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset including an adverse action or assessment by a regulator. Various factors that the Company considers in its review include changes in the expected use of the assets, changes in technology, changes in operating performance and changes in expected future cash flows. The Company believes that there were no long-lived asset impairments at December 31, 2009 or 2008."

Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies, page 24

Comment 9	Please show us how you will revise your future filings to disclose the following for each period presented:

•	Retainage amounts billed but not collected;

•	Amounts not currently billable but that have been accrued for under performance contracts. Include a general description of the prerequisites for billings; and

•
Billed or unbilled amounts representing claims or other items subject to uncertainty concerning their determination or ultimate realization.  Include a description of the nature and status of any significant items.

Please refer to Rule 5.02.3(c) and Rule 5-02.6(d) of Regulation S-X.

In future filings, as appropriate for our performance contracts, we will include disclosures for each period presented for retainage amounts billed but not collected, amounts not currently billable but that have been accrued for, billed or unbilled amounts representing claims or other items subject to uncertainty concerning their determination or ultimate realization, and a description of the nature and status of any significant items. We will also include a general description of the prerequisites for billings. The following is an example of the disclosure we would make:

"Our Ready-Mixed Concrete Business includes precast concrete construction which involve long-term and short-term contracts. Long-term contracts relate to specific projects with terms in excess of one year from the contract date. Short-term contracts for specific projects are generally of three to six months in duration. The majority of the long-term contracts will allow only scheduled billings and contain retainage provisions under which 5 to 10% of the contract invoicing may be withheld by the customer pending project completion. As of March 31, 2010, the amount of billed retainage which is included in accounts receivable was approximately $640,000, all of which is expected to be collected within one year. The amount of billed retainage which was included in accounts receivable at December 31, 2009 was approximately $360,000.

We recognize revenues under the percentage of completion method of accounting using cost-to-cost measures. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs.  The amount of unbilled revenue in accounts receivable was approximately $370,000 and $780,000 at March 31, 2010 and December 31, 2009, respectively. Unbilled revenue contained approximately $120,000 and $525,000 of not-currently-billable retainage at March 31, 2010 and December 31, 2009, respectively, which is expected to be collected within one year."

(3) Property, Plant and Equipment, page 32

Comment 10
Please disclose the line item(s) in which you include depreciation, depletion and amortization, as well as amounts included in each line item for each period presented.  If you do not allocate depreciation, depletion and amortization to cost of sales, please revise your presentation on the face of your statements of income and throughout the filing to remove any references to gross profit.  Please refer to SAB Topic 11:B.

In Note 1 (j) of our Exhibit 13 – 2009 Annual Report, we disclosed that "Depreciation of property, plant and equipment is provided by charges to operations…" It appears that it may be appropriate to clarify for an investor that we are allocating the appropriate charges related to manufacturing operations to the cost of sales line item. In future filings, as appropriate, we will change our disclosure to add this clarification. The following is an example of the disclosure we would make:

"The Company records depreciation, depletion and amortization related to manufacturing operations  in Cost of Sales, those related to general operations are recorded in Selling, General and Administrative Expenses, and those related to non-operational activities are in Other, net on the Consolidated Statements of Income."

The amounts included in each line item as of December 31, 2009, 2008 and 2007 are as follows:

All amounts are in millions	2009	2008	2007
Cost of Sales	$11.7	$11.5	$11.3
Selling, General and Admin.	.4	.4	.4
Other, net	.5	.4	.2
Total	$12.6	$12.3	$11.9

 (4) Line of Credit and Long-Term Debt, page 32

Comment 11
In December 2009, you entered into an amendment to your loan agreement, to among other things, renew and modify the terms of the term loan and revolving line of credit.  Please tell us what consideration you gave to paragraphs 6 through 23 of FASB ASC 470-50-40 in accounting for the modification of your term loan and revolving line of credit.

FASB ASC 470-50-40-6 states than an exchange of debt instruments must have substantially different terms to be deemed as debt extinguishment and accounted for in accordance with paragraph 405-20-40-1.  Since the amendments to our term loan and revolving line of credit did not substantially change the terms to the agreement, we did not account for it as extinguishment of debt. The Company's unsecured credit commitment consists of a $17.8 million term loan maturing December 31, 2014 and a $15.0 million line of credit maturing December 31, 2010 which were not changed by the amendment. The only material change the amendment introduced was a change in the interest rates on the Company's line of credit from the lender's national prime rate less 1.25% with a 2.50% interest rate minimum or floor to the lender's national prime rate less 0.50% with a 3.50% interest rate minimum or floor. The amendment did not change the interest rates on the Company's term loan.

(5) Income Taxes, page 33

Comment 12
Please show us how you will revise your future filings to include the disclosures required by paragraph 15 of FASB ASC 740-10-50.  Alternatively, please confirm that you had no unrecognized tax benefits during the periods presented.

We did not have any unrecognized tax benefits during the periods presented. In future filings, as appropriate, we will include a disclosure to make this clear. The following is an example of the disclosure we would make:

"The Company believes it is not subject to any significant tax risk.  The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expenses recognized during the three months ended March 31, 2010."

(8) Significant Estimates and Certain Concentrations, page 40

Comment 13
The Kansas Department of Health and Environmental proposes to assess a civil penalty of $351,000 against you.  However, on page 40, you indicate that you do not agree with certain of the factual and legal allegations and you are attempting to resolve these issues through negotiation and mutual agreement with the Kansas Department of Health and Environment.  It is unclear from this disclosure whether it is reasonably possible that losses may result, regardless of your views on resolving these issues.  Please show us how you will revise your future filings, to disclose:

•	The amount of any accrual, if necessary for an understanding of the contingency;

•	The range of reasonably possible loss, or:

•	State that such a loss cannot be estimated.

If you believe that there is a remote likelihood of incurring any losses related to this matter, please explain in your response.

We believe that it is probable that losses may result from the Kansas Department of Health and Environment issue. The Company has evaluated the amount of potential loss and has accrued an amount for the loss since ASC Section 450-20-25 requires that we not delay an accrual of the loss until only a single amount can be reasonably estimated. The Company did not disclose the amount of the accrual since the amount is insignificant. In future filings, as appropriate, we will prepare our disclosure concerning the Kansas Department of Health and Environment issue so as to include a sentence comparable to the following:

"As of March 31, 2010, it is probable that losses may result, but such losses are estimated to be insignificant."

Definitive Proxy Statement on Schedule 14A Filed on March 16, 2010

Executive Compensation, page 11

Comment 14
In future filings, the name of each director must be included in the director compensation table unless the director is also a named executive officer under paragraph (a) of Item 402 and his compensation for service as a director is fully reflected in the summary compensation table.  We note that Messrs. Byron K. Radcliff and Robert M. Kissick are directors but not named executive officers.  See subparagraph (i) of Item 402(k)(2) of Regulation S-K.

In future filings, as appropriate, we will ensure that the director compensation table contemplated by Item 402(k) of Regulation S-K includes each director whose compensation for service as a director is not fully reflected in the summary compensation table contemplated by Item 402(c) of Regulation S-K.  This would include each director who is an officer of the Company but not a "named executive officer."  Consistent with the Instruction to Item 402(k) of Regulation S-K, we may continue to group two or more directors in a single row in the director compensation table if all elements of their compensation are identical.  However, in that event we will ensure that each director included within such group is identified.

Comment 15
We note that The Monarch Cement Company has not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for its conclusion that disclosure is unnecessary and describe the process which it undertook to reach that conclusion.

The Company determined that the disclosure in response to Item 402(s) of Regulation S-K was unnecessary because the Company did not identify any risks arising from its compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the Company.

As disclosed under the heading "Compensation Discussion and Analysis" in the Company's definitive Proxy Statement on Schedule 14A, the Company's compensation program consists of only two elements: base salary and benefits (life, health and disability insurance coverage, retirement benefits and severance benefits).  The Company does not provide its employees with incentive bonus payments, stock options, or other incentive compensation awards that incentivize its employees to create risks that are reasonably likely to have a material adverse effect on the Company.  Neither does the Company have any compensation policies and practices that are unique to any business unit that incentivize its employees to create such risks.  On the basis of these considerations, the Company concluded that there would be nothing to disclose in response to Item 402(s) of Regulation S-K.

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call me at (620) 473-2222.

Very truly yours,

/s/  Debra P. Roe
Debra P. Roe, CPA
Chief Financial Officer &
Assistant Secretary-Treasurer
(principal financial officer and
principal accounting officer)

cc:	Edward M. Kelly, Senior Counsel
Pamela A. Long, Assistant Director
Ernest Greene, Staff Accountant
Lisa Haynes, Staff Accountant